Exhibit 12

CVS Health Corporation

Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
In millions	2017		2016		2015		2014		2013
Earnings:
Income from continuing operations before income taxes (a)	$8,267		$8,635		$8,614		$7,678		$7,528
Interest portion of net rental expense (b)	802		790		764		786		750
Interest expense (net of interest capitalized)	1,062		1,078		859		615		517
Adjusted earnings	$10,131		$10,503		$10,237		$9,079		$8,795
Fixed Charges:
Interest portion of net rental expense (b)	802		790		764		786		750
Interest expense (net of interest capitalized)	1,062		1,078		859		615		517
Interest capitalized	8		13		12		19		25
Total fixed charges	$1,872		$1,881		$1,635		$1,420		$1,292
Ratio of earnings to fixed charges	5.41	x	5.58	x	6.26	x	6.39	x	6.81	x

(a)	Excludes net (income) loss attributable to noncontrolling interest.
(b)	The portion of net rental expense deemed to be representative of the interest factor.